UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

NUTECH DIGITAL, INC.

(Name of Issuer)

Shares of Series A Convertible Preferred Stock, No Par Value

(Title of Class of Securities)

67059B 203

(CUSIP Number)

A. Frederick Greenberg

Chief Executive Officer

NuTech Digital, Inc.

10390 Wilshire Boulevard

Penthouse 20

Los Angeles, California 90024

(310) 777-0012

With a copy to:

Fredric H. Aaron, Esq.

Fredric H. Aaron, Attorney at Law, P.C.

14 Vanderventer Avenue, Suite 212

Port Washington, New York 11050

(516) 802-4140

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box  __.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Jump Communications, Inc.  20-5163438

2. Check the Appropriate Box if a Member of a Group*

                              (a) [_]     (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

     Nevada, United States

Number of

7. Sole Voting Power

Shares Beneficially

    1,190,000,000

Owned by

8. Shared Voting Power

by Each

    -0-

Reporting

9. Sole Dispositive Power

Person With

    23,800

10. Shared Dispositive Power

     -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

       23,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

       100%

14. Type of Reporting Person (See Instructions)

       CO

Item 1. Security and Issuer

Security:  Series A Convertible Preferred, no par value per share (the “Preferred Stock”)

Issuer:

NuTech Digital, Inc.

10390 Wilshire Boulevard, Penthouse 20

Los Angeles, California 90024

Item 2. Identity and Background

(a)  The name of person filing this statement: Jump Communications, Inc. (the “Reporting Person”).

(b)  Address:  10390 Wilshire Boulevard, Penthouse 20, Los Angeles, CA 90024

(c)  Principal Business:  Telecommunications

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 2, 2007, the Reporting Person entered into an Asset Purchase Agreement and a License Agreement with the Issuer pursuant to which the Reporting Person agreed to sell certain assets and license certain technology to the Issuer in exchange for 90% of the issued and outstanding stock of the Issuer.  On August 22, 2007, the transaction between the Issuer and the Reporting Person closed, with the Issuer issuing 23,800 shares of Series A Convertible Preferred Stock to Jump. Each share of Series A Convertible Preferred Stock is convertible into 50,000 shares of Common Stock, no par value per share, of the Issuer.  The conversion is at the sole discretion of the Preferred shareholder and may be exercised at any time and from time to time.  In addition, each share of Series A Convertible Preferred Stock is entitled 50,000 votes on each issue presented to the shareholders by the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Series A Convertible Preferred Stock in an asset purchase which effected a change in control over the Issuer.

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Person is the beneficial owner of 23,800 shares of Series A Convertible Preferred Stock, or approximately 100% of the issued and outstanding shares of Series A Convertible Preferred Stock of the Issuer.  On a fully converted and diluted basis, these shares of Series A Convertible Preferred Stock would represent 96.4% of the issued and outstanding shares of Common Stock of the Issuer.

(b)  The Reporting Person has the power to vote or direct the vote and the power to dispose or direct the disposition of all of the shares of Series A Convertible Preferred Stock of the Issuer currently owned by him.

(c)  Other than as set forth herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)  August 22, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2007

Jump Communications, Inc.

By:/s/A. Frederick Greenberg__________________________________

A. Frederick Greenberg, Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).